UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2015
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	246,697,716	235,551,941
11000000	CURRENT ASSETS	64,217,766	79,802,176
11010000	CASH AND CASH EQUIVALENTS	29,943,987	29,729,350
11020000	SHORT-TERM INVESTMENTS	4,976,959	4,788,585
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,976,959	4,788,585
11030000	CUSTOMER (NET)	13,765,865	21,087,163
11030010	CUSTOMER	17,346,349	24,115,607
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-3,580,484	-3,028,444
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,756,879	3,627,944
11040010	OTHER ACCOUNTS RECEIVABLE	3,932,387	3,807,705
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-175,508	-179,761
11050000	INVENTORIES	2,862,551	3,336,667
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	8,911,525	17,232,467
11060010	ADVANCE PAYMENTS	2,134,761	1,403,526
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	626	2,894
11060030	ASSETS AVAILABLE FOR SALE	0	10,583,852
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,776,138	5,242,195
12000000	NON-CURRENT ASSETS	182,479,950	155,749,765
12010000	ACCOUNTS RECEIVABLE (NET)	8,000	8,000
12020000	INVESTMENTS	46,298,149	39,742,319
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	8,824,545	5,032,447
12020020	HELD-TO-MATURITY DEBT SECURITIES	347,399	461,047
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	5,822,947	34,217,140
12020040	OTHER	31,303,258	31,685
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	70,505,766	62,009,508
12030010	BUILDINGS	15,596,794	15,073,870
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	102,061,290	87,791,190
12030030	OTHER EQUIPMENT	9,703,205	8,924,050
12030040	ACCUMULATED DEPRECIATION	-65,339,105	-57,539,568
12030050	CONSTRUCTION IN PROGRESS	8,483,582	7,759,966
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	38,311,226	28,778,414
12060010	GOODWILL	14,346,424	9,322,773
12060020	TRADEMARKS	2,636,933	2,501,227
12060030	RIGHTS AND LICENSING	1,848,398	1,998,695
12060031	CONCESSIONS	15,213,983	11,345,717
12060040	OTHER	4,265,488	3,610,002
12070000	DEFERRED TAX ASSETS	18,441,581	16,080,292
12080000	OTHER NON-CURRENT ASSETS	8,915,228	9,131,232
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	8,915,228	9,131,232
20000000	TOTAL LIABILITIES	151,745,567	147,636,860
21000000	CURRENT LIABILITIES	40,671,194	44,370,122
21010000	BANK LOANS	2,978,291	337,148
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	503,983	502,166
21040000	SUPPLIERS	17,464,114	17,142,044
21050000	TAXES PAYABLE	2,767,935	2,497,697
21050010	INCOME TAXES PAYABLE	1,891,742	1,389,321
21050020	OTHER TAXES PAYABLE	876,193	1,108,376
21060000	OTHER CURRENT LIABILITIES	16,956,871	23,891,067
21060010	INTEREST PAYABLE	1,345,957	974,904
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	3,673	0
21060030	DEFERRED INCOME	12,057,544	20,150,744
21060050	EMPLOYEE BENEFITS	863,079	1,005,255
21060060	PROVISIONS	438,589	245,962
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	2,248,029	1,514,202
22000000	NON-CURRENT LIABILITIES	111,074,373	103,266,738
22010000	BANK LOANS	4,251,669	10,633,627
22020000	STOCK MARKET LOANS	81,588,901	70,026,876
22030000	OTHER INTEREST BEARING LIABILITIES	5,326,452	4,807,379
22040000	DEFERRED TAX LIABILITIES	9,877,064	7,763,024
22050000	OTHER NON-CURRENT LIABILITIES	10,030,287	10,035,832
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	255,235	335,102
22050020	DEFERRED INCOME	828,282	284,000
22050040	EMPLOYEE BENEFITS	363,656	287,159
22050050	PROVISIONS	52,763	54,462
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,530,351	9,075,109
30000000	STOCKHOLDERS' EQUITY	94,952,149	87,915,081
30010000	CONTROLLING INTEREST	83,215,262	76,804,977
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-11,896,040	-12,647,475
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	71,260,981	62,905,444
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	63,148,332	58,845,619
30080040	NET INCOME FOR THE YEAR	9,327,930	5,386,905
30080050	OTHER	-3,354,288	-3,466,087
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	2,982,376	5,679,063
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	35,422	35,422
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	813,175	348,429
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,942,641	1,998,313
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-173,854	-171,351
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	71,076	3,176,726
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	293,916	291,524
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	11,736,887	11,110,104

DATA INFORMATION
AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	8,200,350	8,809,573
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	56,566,048	49,578,152
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,006,756	2,107,375
91000060	NUMBER OF EXECUTIVES (*)	74	70
91000070	NUMBER OF EMPLOYEES (*)	42,572	39,545
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	338,461,842,927	338,056,218,201
91000100	NUMBER OF REPURCHASED SHARES (*)	23,968,044,204	24,373,668,930
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	63,100,701	22,255,607	56,098,147	19,829,693
40010010	SERVICES	48,007,780	16,906,683	42,611,709	15,170,941
40010020	SALE OF GOODS	1,708,857	591,501	1,600,429	500,032
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	5,155,238	1,992,979	4,427,313	1,592,831
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	8,228,826	2,764,444	7,458,696	2,565,889
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	33,896,714	11,583,845	30,245,578	10,357,163
40021000	GROSS PROFIT (LOSS)	29,203,987	10,671,762	25,852,569	9,472,530
40030000	GENERAL EXPENSES	15,596,086	5,366,303	12,683,043	4,367,281
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	13,607,901	5,305,459	13,169,526	5,105,249
40050000	OTHER INCOME AND (EXPENSE), NET	34,958	-693,751	-4,759,838	-4,546,637
40060000	OPERATING INCOME (LOSS)	13,642,859	4,611,708	8,409,688	558,612
40070000	FINANCE INCOME	8,357,265	7,528,469	1,662,885	1,217,408
40070010	INTEREST INCOME	766,191	130,449	891,944	329,928
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	0
40070030	DERIVATIVES GAIN, NET	193,054	0	0	116,539
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	5,262,277	5,262,277	770,941	770,941

40070050	OTHER	2,135,743	2,135,743	0	0
40080000	FINANCE EXPENSE	6,533,139	2,082,618	4,455,069	1,654,635
40080010	INTEREST EXPENSE	4,565,509	1,557,362	4,056,896	1,421,427
40080020	FOREIGN EXCHANGE LOSS, NET	1,967,630	416,846	365,988	233,208
40080030	DERIVATIVES LOSS, NET	0	108,410	32,185	0
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0

40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	1,824,126	5,445,851	-2,792,184	-437,227
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-268,237	-19,077	47,539	116,387

40110000	INCOME (LOSS) BEFORE INCOME TAXES	15,198,748	10,038,482	5,665,043	237,772
40120000	INCOME TAXES	4,860,466	3,252,885	1,666,888	65,843
40120010	INCOME TAX, CURRENT	5,780,060	2,797,002	3,114,930	1,248,470
40120020	INCOME TAX, DEFERRED	-919,594	455,883	-1,448,042	-1,182,627
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	10,338,282	6,785,597	3,998,155	171,929
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0

40150000	NET INCOME (LOSS)	10,338,282	6,785,597	3,998,155	171,929
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,010,352	239,844	1,115,504	354,730

40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	9,327,930	6,545,753	2,882,651	-182,801

40180000	NET INCOME (LOSS) PER BASIC SHARE	3.23	2.27	1.00	-0.06
40190000	NET INCOME (LOSS) PER DILUTED SHARE	3.01	2.11	0.93	-0.06

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	10,338,282	6,785,597	3,998,155	171,929
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0

	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS

40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	534,116	370,816	1,036	29,741
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	-55,672	-125,737	1,094,188	500,578

40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-2,503	12,110	-20,552	74,214

40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-3,105,650	-3,616,843	696,540	647,646
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	2,392	13,832	5,004	7,721

40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-2,627,317	-3,345,822	1,776,216	1,259,900

40300000	COMPREHENSIVE INCOME (LOSS)	7,710,965	3,439,775	5,774,371	1,431,829
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,079,722	285,201	1,104,658	347,899

40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	6,631,243	3,154,574	4,669,713	1,083,930

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	10,739,823	3,783,930	8,181,297	2,848,974

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	87,120,806	77,541,211
92000040	OPERATING INCOME (LOSS) (**)	19,189,578	13,728,810
92000060	NET INCOME (LOSS) (**)	12,999,899	7,855,726
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	11,832,184	5,346,481
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	14,121,611	10,749,575

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	15,198,748	5,665,043
50020000	+ (-) ITEMS NOT REQUIRING CASH	1,146,684	897,156
50020010	+ ESTIMATES FOR THE PERIOD	1,017,737	795,241
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	128,947	101,915
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	7,545,195	11,805,620
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	10,739,823	8,181,297
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	788,616	304,994
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	268,237	(47,539)
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(587,842)	(350,629)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(3,886,375)	(612,265)
50030080	(-) + OTHER ITEMS	222,736	4,329,762
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	4,872,427	5,448,179
50040010	(+) ACCRUED INTEREST	4,565,509	4,056,896
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	6,723,358	1,258,396
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(7,591,074)	(738,756)
50040040	+ (-) OTHER ITEMS	1,174,634	871,643
50050000	CASH FLOW BEFORE INCOME TAX	28,763,054	23,815,998
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	1,468,209	(7,635,994)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	6,444,097	7,560,554
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(239,412)	(1,000,740)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	9,532,327	(1,332,106)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	27,416	1,370,046
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(8,427,914)	(11,706,318)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(5,868,305)	(2,527,430)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	30,231,263	16,180,004
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(26,855,485)	(15,694,913)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(450,460)	(9,361)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(16,354,835)	(9,990,264)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	83,696	415,013
50080050	(-) TEMPORARY INVESTMENTS	(289,865)	(963,282)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	769,555	434,700
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(858,924)	(151,146)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(9,754,652)	(5,430,573)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(3,313,582)	9,500,297
50090010	+ BANK FINANCING	2,218,476	2,079,933
50090020	+ STOCK MARKET FINANCING	4,989,055	18,394,625
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(6,770,291)	(6,752,103)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(298,966)	(346,250)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(4,125,801)	(3,585,362)
50090120	(-) REPURCHASE OF SHARES	(744,524)	(1,050,277)
50090130	+ (-) OTHER ITEMS	2,502,661	759,731

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	62,196	9,985,388
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	152,441	(3,538)
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	29,729,350	16,692,033
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,943,987	26,673,883

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS' EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-98,224	-98,224

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,050,277	0	0	0	0	0	0	-1,050,277	0	-1,050,277

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,248,005	0	0	0	0	403,244	0	1,651,249	-50	1,651,199

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,882,651	1,787,062	4,669,713	1,104,658	5,774,371

BALANCE AT SEPTEMBER 30, 2014	4,978,126	-12,650,720	15,889,819	0	0	2,139,007	58,044,774	5,181,113	73,582,119	11,274,383	84,856,502
BALANCE AT JANUARY 1, 2015	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-357,687	-1,441,879

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	-95,500	-95,500

REPURCHASE OF SHARES	0	-744,524	0	0	0	0	0	0	-744,524	0	-744,524

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,495,959	0	0	0	0	111,799	0	1,607,758	248	1,608,006

COMPREHENSIVE INCOME	0	0	0	0	0	0	9,327,930	-2,696,687	6,631,243	1,079,722	7,710,965

BALANCE AT SEPTEMBER 30, 2015	4,978,126	-11,896,040	15,889,819	0	0	2,139,007	69,121,974	2,982,376	83,215,262	11,736,887	94,952,149

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03 YEAR: 2015

GRUPO TELEVISA, S.A.B.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 22, 2015—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "TELEVISA" OR THE "COMPANY"), TODAY ANNOUNCED RESULTS FOR THE THIRD-QUARTER 2015. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED SEPTEMBER 30, 2015 AND 2014, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2015 WITH 2014:

NET SALES

NET SALES INCREASED BY 12.2% TO PS.22,255.6 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.19,829.7 MILLION IN THE THIRD-QUARTER 2014. THIS INCREASE WAS ATTRIBUTABLE TO STRONG GROWTH IN OUR SKY AND TELECOMMUNICATIONS SEGMENTS. OPERATING SEGMENT INCOME INCREASED BY 15.3%, REACHING PS.9,585.7 MILLION WITH A MARGIN OF 42.0% IN THE THIRD-QUARTER 2015 COMPARED WITH PS.8,312.1 MILLION WITH A MARGIN OF 41.1% IN THE THIRD-QUARTER 2014.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME OR LOSS ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AMOUNTED TO A NET INCOME OF PS.6,545.8 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH A NET LOSS OF PS.182.8 MILLION IN THE THIRD-QUARTER 2014. THE FAVORABLE NET CHANGE OF PS.6,728.6 MILLION REFLECTED (I) A PS.5,883.1 MILLION FAVORABLE CHANGE IN FINANCE INCOME OR EXPENSE, NET; (II) A PS.3,852.9 MILLION DECREASE IN OTHER EXPENSE, NET; (III) A PS.200.3 MILLION INCREASE IN INCOME BEFORE OTHER EXPENSE, NET; AND (IV) A PS.114.8 MILLION DECREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) A PS.3,187.0 MILLION INCREASE IN INCOME TAXES; AND (II) A PS.135.5 MILLION UNFAVORABLE CHANGE IN SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER CONSOLIDATED RESULTS ENDED SEPTEMBER 30, 2015 AND 2014, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR THE THIRD-QUARTER 2015 AND 2014 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

THIRD-QUARTER SALES INCREASED BY 1.6% TO PS.8,625.3 MILLION COMPARED WITH PS.8,491.8 MILLION IN THE THIRD-QUARTER 2014.

ADVERTISING

ADVERTISING REVENUE DECREASED BY 8.9% TO PS.5,479.6 MILLION COMPARED WITH PS.6,015.4 MILLION IN THE THIRD-QUARTER 2014. THE DROP PRIMARILY RESULTED FROM THE RESTRUCTURING OF OUR ADVERTISING SALES EFFORTS AND THE INITIAL REACTION FROM OUR ADVERTISING CUSTOMERS AS WE UPDATE OUR TERMS AND CONDITIONS.

NETWORK SUBSCRIPTION REVENUE

THIRD-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 30.1% TO PS.934.7 MILLION COMPARED WITH PS.718.5 MILLION IN THE THIRD-QUARTER 2014. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, BOTH IN MEXICO AND LATIN AMERICA AND TO A LESSER EXTENT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. DURING THE THIRD-QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT SEVERAL OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES. 10 OF THE TOP 30 PAY-TV NETWORKS IN MEXICO WERE PRODUCED BY TELEVISA.

LICENSING AND SYNDICATION

LICENSING AND SYNDICATION REVENUE INCREASED BY 25.8% TO PS.2,211.0 MILLION COMPARED WITH PS.1,757.9 MILLION IN THE THIRD-QUARTER 2014. THE INCREASE IS EXPLAINED MAINLY BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED REVENUES. THIRD-QUARTER ROYALTIES FROM UNIVISION INCREASED BY 2.6% TO US$89.6 MILLION IN THE THIRD-QUARTER 2015 FROM US$87.4 MILLION IN THE THIRD-QUARTER 2014. THE OTHER REVENUE COMPONENTS OF LICENSING AND SYNDICATION, ROYALTIES FROM NETFLIX AND EXPORTS TO THE REST OF THE WORLD, REMAINED RELATIVELY STABLE.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED BY 0.5% TO PS.4,021.7 MILLION COMPARED WITH PS.4,042.0 MILLION IN THE THIRD-QUARTER 2014; THE MARGIN WAS 46.6%. THE DROP IN THE MARGIN OF 100 BASIS POINTS FROM THE SAME QUARTER LAST YEAR IS MAINLY EXPLAINED BY I) THE DROP IN OUR ADVERTISING REVENUES; AND II) AN INCREASE IN PROGRAMMING COSTS. THIS EFFECT WAS PARTIALLY COMPENSATED BY THE ABSENCE OF PRODUCTION COSTS RELATED TO THE 2014 WORLD CUP.

SKY

THIRD-QUARTER SALES GREW BY 9.3% TO PS.4,894.8 MILLION COMPARED WITH PS.4,476.8 MILLION IN THE THIRD-QUARTER 2014. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY'S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 166,303 DURING THE QUARTER TO 7,053,731 AS OF SEPTEMBER 30, 2015, OF WHICH 189,168 ARE IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC, COMPARED WITH 6,517,735 AS OF SEPTEMBER 30, 2014.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED BY 9.1% TO PS.2,332.2 MILLION COMPARED WITH PS.2,136.9 MILLION IN THE THIRD-QUARTER 2014, AND THE MARGIN WAS 47.6% IN LINE WITH THE MARGIN REPORTED IN THE SAME QUARTER LAST YEAR. DURING THE QUARTER, SKY EXPERIENCED MAINLY HIGHER PROGRAMMING AND MAINTENANCE COSTS, AND HIGHER PROMOTION EXPENSES; WHICH WERE PARTIALLY COMPENSATED BY LOWER PERSONNEL COSTS AND MARKETING EXPENSES.

TELECOMMUNICATIONS

THIRD-QUARTER SALES INCREASED BY 37.5% TO PS.7,294.3 MILLION COMPARED WITH PS.5,305.1 MILLION IN THE THIRD-QUARTER 2014 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS AND THE CONSOLIDATION, FOR THE FULL QUARTER, OF PS.1,632.1 MILLION OF REVENUES FROM CABLECOM AND TELECABLE. EXCLUDING CABLECOM AND TELECABLE, THIRD-QUARTER SALES FROM OUR CABLE AND NETWORK OPERATIONS INCREASED BY 13.8%.

VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW BY 52.5% AND 33.9% COMPARED WITH THE THIRD-QUARTER 2014, RESPECTIVELY, AND VIDEO RGUS GREW BY 19.2%. EXCLUDING THE ACQUISITION OF TELECABLE, VOICE AND DATA RGUS, GREW BY 45.0% AND 25.7% COMPARED WITH THE THIRD-QUARTER 2014, RESPECTIVELY, WHILE VIDEO RGUS GREW BY 5.0%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS PER SERVICE TYPE FOR OUR TELECOMMUNICATIONS SEGMENT AS OF SEPTEMBER 30, 2015 AND 2014:

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2015 AMOUNTED TO 3,948,428, 2,900,771 AND 1,750,249, RESPECTIVELY, A TOTAL OF 8,599,448 RGUS.

THE RGUS  OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2014 AMOUNTED TO 3,312,431, 2,165,641 AND 1,147,897, RESPECTIVELY, A TOTAL OF 6,625,969 RGUS.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED BY 50.1% TO PS.2,973.4 MILLION COMPARED WITH PS.1,981.6 MILLION IN THE THIRD-QUARTER 2014, AND THE MARGIN REACHED 40.8%, AN INCREASE OF 340 BASIS POINTS FROM THE SAME QUARTER LAST YEAR. THESE RESULTS PRIMARILY REFLECT THE CONSOLIDATION OF CABLECOM AND TELECABLE, WHICH CONTRIBUTED WITH PS.808.2 MILLION TO OPERATING SEGMENT INCOME IN THE THIRD-QUARTER 2015, CONTINUED GROWTH IN THE CABLE PLATFORMS AND BESTEL, AND LOWER TELECOM EQUIPMENT COSTS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE INCREASE IN MAINTENANCE COSTS, PROGRAMMING COSTS, LEASING EXPENSES, AND PERSONNEL COSTS AND EXPENSES DURING THE QUARTER. EXCLUDING CABLECOM AND TELECABLE, FOR THE FULL QUARTER, OPERATING SEGMENT INCOME INCREASED BY 18.7%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR CABLE AND NETWORK OPERATIONS FOR THE THIRD-QUARTER 2015 AND 2014.

OUR CABLE OPERATIONS INCLUDE VIDEO, VOICE AND DATA SERVICES PROVIDED BY CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM AND TELECABLE. OUR NETWORK OPERATIONS INCLUDE SERVICES OFFERED BY BESTEL AND THE NETWORK OPERATIONS OF CABLECOM:

THE REVENUES IN THE THIRD-QUARTER 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.6,182.4 MILLION AND PS.1,340.3 MILLION, RESPECTIVELY.

THE REVENUES IN THE THIRD-QUARTER 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.4,398.9 MILLION AND PS.1,027.3 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN THE THIRD-QUARTER 2015 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.2,505.4 MILLION AND PS.548.6 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME IN THE THIRD-QUARTER 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.1,729.1 MILLION AND PS.378.9 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.228.4 MILLION AND PS.121.1 MILLION IN REVENUES IN THE THIRD-QUARTER 2015 AND THE THIRD-QUARTER 2014, RESPECTIVELY, OR PS.80.6 MILLION AND PS.126.4 MILLION IN OPERATING SEGMENT INCOME IN THE THIRD-QUARTER 2015 AND THE THIRD-QUARTER 2014, RESPECTIVELY, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF THE TELECOMMUNICATIONS SEGMENT.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED BY 3.7% TO PS.2,008.7 MILLION COMPARED WITH PS.1,936.6 MILLION IN THE THIRD-QUARTER 2014. THIS INCREASE IS EXPLAINED MAINLY BY I) AN INCREASE IN THE REVENUES OF OUR FEATURE-FILM DISTRIBUTION BUSINESS IN MEXICO AND THE UNITED STATES; AND II) AN INCREASE IN THE REVENUES OF OUR GAMING BUSINESS, AS A RESULT OF AN INCREASE IN THE NUMBER OF ELECTRONIC GAMING MACHINES. THIS EFFECT WAS PARTIALLY COMPENSATED BY A DECREASE IN THE REVENUES OF OUR PUBLISHING DISTRIBUTION BUSINESS AND OUR SOCCER BUSINESS.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED BY 70.4% TO PS.258.4 MILLION COMPARED WITH PS.151.6 MILLION IN THE THIRD-QUARTER 2014, AND THE MARGIN REACHED 12.9%. THESE RESULTS REFLECT A SMALLER OPERATING SEGMENT LOSS IN OUR FEATURE-FILM DISTRIBUTION BUSINESS, AS WELL AS AN INCREASE IN THE OPERATING SEGMENT INCOME OF OUR GAMING, AND SOCCER BUSINESSES. THIS EFFECT WAS PARTIALLY COMPENSATED BY AN INCREASE IN THE OPERATING SEGMENT LOSS OF OUR PUBLISHING BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD-QUARTER 2015 AND 2014 AMOUNTED TO PS.567.5 MILLION AND PS.380.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSE

CORPORATE EXPENSE INCREASED BY PS.138.4 MILLION, OR 38.7%, TO PS.496.3 MILLION IN THE THIRD-QUARTER 2015, FROM PS. 357.9 MILLION IN THE THIRD-QUARTER 2014. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN THE THIRD QUARTER 2015 AND 2014 AMOUNTED TO PS.325.0 MILLION AND PS.224.4 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS A CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.3,852.9 MILLION TO PS.693.7 MILLION IN THE THIRD-QUARTER 2015, FROM PS.4,546.6 MILLION IN THE THIRD-QUARTER 2014. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF A PS.4,168.5 MILLION NON-CASH LOSS ON DISPOSITION OF OUR FORMER 50% JOINT VENTURE INVESTMENT IN THE IUSACELL TELECOM BUSINESS IN THE THIRD-QUARTER 2014, WHICH WAS PARTIALLY OFFSET BY A HIGHER EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, A NON-RECURRENT SEVERANCE EXPENSE IN CONNECTION WITH DISMISSALS OF PERSONNEL IN OUR CONTENT, TELECOMMUNICATIONS AND OTHER BUSINESSES SEGMENTS, AND A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

OTHER EXPENSE, NET, FOR THE THIRD-QUARTER 2015 INCLUDED PRIMARILY EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, A NON-RECURRENT SEVERANCE EXPENSE IN CONNECTION WITH DISMISSALS OF PERSONNEL, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND DONATIONS.

NON-OPERATING RESULTS

FINANCE INCOME OR EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE INCOME (EXPENSE), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED SEPTEMBER 30, 2015 AND 2014:

FINANCE INCOME OR EXPENSE, NET, CHANGED BY PS.5,883.1 MILLION TO A FINANCE INCOME, NET, OF PS.5,445.9 MILLION IN THE THIRD-QUARTER 2015 FROM A FINANCE EXPENSE, NET, OF PS.437.2 MILLION IN THE THIRD-QUARTER 2014. THIS FAVORABLE CHANGE REFLECTED A PS.6,402.2 MILLION INCREASE IN OTHER FINANCE INCOME, NET, TO PS.7,289.6 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.887.4 MILLION IN THE THIRD-QUARTER 2014, RESULTING PRIMARILY FROM (I) OUR CONVERSION IN JULY 2015 OF DEBENTURES ISSUED BY UNIVISION HOLDINGS, INC. OR "UHI" (FORMERLY, BROADCASTING MEDIA PARTNERS, INC.), THE CONTROLLING COMPANY OF UNIVISION COMMUNICATIONS INC. ("UNIVISION"), INTO WARRANTS THAT ARE EXERCISABLE FOR UHI'S COMMON STOCK, WHICH INCLUDED, AS A CONSIDERATION FOR SUCH CONVERSION, A CASH AMOUNT OF US$135.1 MILLION (PS.2,195.0 MILLION) RECEIVED FROM UHI; AND (II) A PS.4,718.2 MILLION RECLASSIFICATION FROM ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY IN CONNECTION WITH A CUMULATIVE GAIN RELATED TO CHANGES IN FAIR VALUE OF SUCH DEBENTURES, WHICH EFFECT WAS PARTIALLY OFFSET BY THE ABSENCE OF A FAVORABLE CHANGE IN FAIR VALUE IN THE THIRD-QUARTER 2014 OF THE EMBEDDED DERIVATIVE RELATED TO OUR OPTION TO CONVERT OUR FORMER DEBENTURES IN SHARES OF CAPITAL STOCK OF UHI. THE FAVORABLE VARIANCE IN OTHER FINANCE INCOME, NET, WAS PARTIALLY OFFSET BY (I) A PS.136.0 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,557.4 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.1,421.4 MILLION IN THE THIRD-QUARTER 2014, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN THE THIRD-QUARTER 2015; (II) A PS.199.5 MILLION DECREASE IN INTEREST INCOME TO PS.130.5 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.330.0 MILLION IN THE THIRD-QUARTER 2014, EXPLAINED PRIMARILY BY THE ABSENCE OF INTEREST INCOME FROM OUR FORMER INVESTMENTS IN CONVERTIBLE DEBENTURES, AS WELL AS A REDUCTION IN APPLICABLE INTEREST RATES; AND (III) A PS.183.6 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.416.8 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.233.2 MILLION IN THE THIRD-QUARTER 2014, RESULTING PRIMARILY FROM THE EFFECT OF A 7.9% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN THE THIRD-QUARTER 2015 COMPARED WITH A 3.2% DEPRECIATION ON A HIGHER US DOLLAR LIABILITY POSITION IN THE THIRD-QUARTER 2014.

SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET, CHANGED BY PS.135.5 MILLION TO A SHARE OF LOSS OF PS.19.1 MILLION IN THE THIRD-QUARTER 2015 FROM A SHARE OF INCOME OF PS.116.4 MILLION IN THE THIRD-QUARTER 2014. THIS UNFAVORABLE CHANGE REFLECTED MAINLY A LOWER SHARE OF INCOME OF UHI, THE CONTROLLING COMPANY OF UNIVISION.

INCOME TAXES

INCOME TAXES INCREASED BY PS.3,187.0 MILLION TO PS.3,252.9 MILLION IN THE THIRD-QUARTER 2015 COMPARED WITH PS.65.9 MILLION IN THE THIRD-QUARTER 2014. THIS INCREASE REFLECTED PRIMARILY A HIGHER TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.114.8 MILLION, OR 32.4%, TO PS.239.9 MILLION IN THE THIRD-QUARTER 2015, COMPARED WITH PS.354.7 MILLION IN THE THIRD-QUARTER 2014. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND TELECOMMUNICATIONS SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THE THIRD-QUARTER 2015, WE INVESTED APPROXIMATELY US$378.0 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$235.2 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, US$89.5 MILLION FOR OUR SKY SEGMENT, AND US$53.3 MILLION FOR OUR CONTENT AND OTHER BUSINESSES SEGMENTS.

IN JULY 2015, WE EXERCISED A PORTION OF OUR INVESTMENT IN WARRANTS ISSUED BY UHI FOR A NUMBER OF SHARES OF COMMON STOCK OF UHI, AND INCREASED OUR EQUITY STAKE IN THIS ASSOCIATE FROM 7.8% TO 10%. THIS NON-CASH TRANSACTION AMOUNTED TO US$107.4 MILLION (PS.1,695.5 MILLION).

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND FINANCE LEASE OBLIGATIONS AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.88,818.9 MILLION AND PS.80,997.6 MILLION AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.2,978.3 MILLION AND PS.337.1 MILLION, RESPECTIVELY. AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, TOTAL DEBT IS PRESENTED NET OF FINANCE COSTS IN THE AMOUNT OF PS.1,216.8 MILLION AND PS.1,268.8 MILLION, RESPECTIVELY, AND DOES NOT INCLUDE RELATED ACCRUED INTEREST PAYABLE IN THE AMOUNT OF PS.1,345.9 MILLION AND PS.974.9 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,830.4 MILLION AND PS.5,309.6 MILLION AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.504.0 MILLION AND PS.502.2 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2015, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.47,727.7 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2015, AMOUNTED TO PS.6,170.3 MILLION.

SHARES OUTSTANDING

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, OUR SHARES OUTSTANDING AMOUNTED TO 338,461.8 MILLION AND 338,056.2 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,892.8 MILLION AND 2,889.4 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 578.6 MILLION AND 577.9 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

IFT RULING

ON SEPTEMBER 30, 2015, THE FEDERAL TELECOMMUNICATIONS INSTITUTE RESOLVED, WITHIN THE INVESTIGATION OF TRANSITORY PROVISION 39 OF THE FEDERAL TELECOMMUNICATIONS LAW, THAT THERE ARE NO ELEMENTS AS TO THE EXISTENCE OF AN ECONOMIC AGENT WITH SIGNIFICANT MARKET POWER IN THE MARKET OF RESTRICTED AUDIO AND VIDEO IN MEXICO (PAY TV).

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 25 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. ("UNIVISION") AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO'S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO PARTICIPATES IN MEXICO'S TELECOMMUNICATIONS INDUSTRY IN MANY REGIONS OF THE COUNTRY WHERE IT OFFERS VIDEO, VOICE AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL AND GAMING. IN THE UNITED STATES, TELEVISA HAS EQUITY AND WARRANTS WHICH UPON ITS EXERCISE AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION ("FCC") IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 36% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN UNIVISION HOLDINGS INC. (F/K/A BROADCASTING MEDIA PARTNERS, INC.), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BARCLAYS
   BBVA BANCOMER
   BTG PACTUAL
   CITI
   CREDIT SUISSE
   GABELLI & CO.
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   INVEX
   ITAÚ SECURITIES
   JPMORGAN
   MAXIM GROUP
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03 YEAR: 2015

GRUPO TELEVISA, S.A.B.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
For the nine months ended September 30, 2015 and 2014
(In thousands of Mexican Pesos, except per CPO, per share, par value and exchange rate amounts)

1.	Corporate Information

Grupo Televisa, S.A.B. (the "Company") is a limited liability public stock corporation ("Sociedad Anónima Bursátil" or "S.A.B."), incorporated under the laws of Mexico. Pursuant to the terms of the Company's bylaws ("Estatutos Sociales") its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of "Certificados de Participación Ordinarios" or "CPOs" on the Mexican Stock Exchange ("Bolsa Mexicana de Valores") under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company's principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 México, D. F.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the "Group") is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the United States through Univision Communications Inc. ("Univision") and to other television networks in over 50 countries. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. The Group also participates in Mexico's telecommunications industry in many regions of the country where it offers video, voice and broadband services. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, the Group has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission in the United States, would represent approximately 36% on a fully diluted basis of the equity capital in Univision Holdings, Inc. or "UHI" (formerly, Broadcasting Media Partners, Inc. or "BMP"), the controlling company of Univision, the leading media company serving the United States Hispanic market.

2.	Basis of Preparation and Accounting Policies

These condensed consolidated financial statements of the Group, as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements and notes thereto for the years ended December 31, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board, and include, among other disclosures, the Group's most significant accounting policies, which were applied on a consistent basis as of September 30, 2015.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 19, 2015, by the Group's Chief Financial Officer.

3.	Acquisition, Investments and Disposition

In January 2015, the Group acquired, through a series of transactions, the net assets of Cablevisión Red, S.A. de C.V. and other related companies (collectively, "Telecable") for an aggregate consideration of Ps.10,001,838. Telecable is a telecommunications business that provides video, data and telephone services primarily in six states of Mexico. In connection with this acquisition, the Group recognized an excess of purchase price over the carrying value of the acquired net assets of Telecable in the aggregate amount of Ps.8,774,852, which consisted primarily of intangible assets and additional liabilities, based on a preliminary purchase price allocation at the acquisition date. The Group expects to complete a final purchase price allocation of this transaction in the last quarter of 2015. The Group began to consolidate the net assets and results of operations of Telecable beginning in the first quarter of 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a telecommunications company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes a preliminary allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those estimated fair values and the deferred income tax liability related to certain intangible assets was allocated to goodwill.
	Acquisition in January 2015
Cash and cash equivalents	Ps.	270,447
Trade and other receivables		57,687
Other current assets		34,118
Total current assets		362,252
Property, plant and equipment, net		2,010,892
Goodwill		5,023,651
Concessions		3,868,266
List of subscribers		1,233,808
Trademarks		218,578
Other intangible assets		37,903
Other non-current assets		6,594
Total assets		12,761,944
Short-term debt		505,425
Trade and other payables		135,920
Other current liabilities		78,754
Total current liabilities		720,099
Deferred income tax liability		2,031,409
Other non-current liabilities		8,598
Total non-current liabilities		2,040,007
Total liabilities		2,760,106
Total net assets	Ps.	10,001,838

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF Telecom Holdings, S.A.P.I. de C.V. ("GSF"), of which U.S.$697 million were in cash and U.S.$20 million were held in escrow for certain contingent litigation costs. As of September 30, 2015, the amount held in escrow was U.S.$14 million (Ps.237,605).

In July 2015, the Group converted its investment in U.S.$1,125 million principal amount of Debentures issued by UHI (formerly,  BMP) into an investment in Warrants that are exercisable for new classes of UHI's common stock. As a result of this transaction, the Group (i) received from UHI a cash amount of US$135.1 million (Ps.2,194,981) as a consideration for such conversion, which was accounted for as other finance income in the consolidated statement of income for the nine months ended September 30, 2015; and (ii) reclassified a Ps.4,718,175 cumulative gain related to changes in fair value of such Debentures from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the nine months ended September 30, 2015. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 4 and 5).

In July 2015, the Company made an additional capital contribution in Imagina Media Audiovisual, S.L. (together with its subsidiaries, "Imagina") in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee, by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Notes 4 and 5).

4.	Investments in Financial Instruments

At September 30, 2015 and December 31, 2014, the Group had the following investments in financial instruments:

	September 30, 2015		December 31, 2014
Available-for-sale financial assets:
Convertible Debentures due 2025 issued by UHI (1)	Ps.	-	Ps.	10,421,478
Embedded derivative in Convertible Debentures issued by UHI (1)		-		17,447,857
Shares of common stock of Imagina (2)		-		836,037
Available-for-sale investments (3)		5,822,947		5,511,768
		5,822,947		34,217,140
Warrants issued by UHI (1)		31,271,573		-
Held-to-maturity investments (4)		347,399		461,047
Other		31,685		31,685
	Ps.	37,473,604	Ps.	34,709,872

(1)
Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company's option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group's option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income. In July 2015, the Group converted its investment in these Debentures into an investment in Warrants that are exercisable for new classes of UHI's common stock. The fair value of these Warrants at the date of conversion was U.S.$1,951 million (Ps.30,582,427). In July 2015, the Group exercised a portion of these Warrants in the amount of U.S$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10% (see Notes 3 and 5).

(2)
Through June 2015, the Company's investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company made an additional capital contribution and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015, the Company classified the carrying value of this investee as an investment in associate and began to recognize its share in income or loss of Imagina (see Notes 3 and 5).

(3)
The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value ("NAV") per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(4)
Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to September 30, 2015, are as follows: Ps.228,094 in 2016, Ps.59,255 in 2017 and Ps.60,050 thereafter. Held-to-maturity financial assets as of September 30, 2015 and December 31, 2014 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the nine months ended September 30, 2015, is presented as follows:

At January 1, 2015	Ps.	34,217,140
Foreign exchange differences		1,480,133
Acquisitions		341,710
Conversion of Debentures into Warrants issued by UHI		(31,315,532)
Changes in other comprehensive income		690,300
Changes in other finance income		409,196
At September 30, 2015	Ps.	5,822,947

The maximum exposure to credit risk of the investments in financial instruments as of September 30, 2015 is the carrying value of the financial assets mentioned above.

5.	Investments in Joint Ventures and Associates

At September 30, 2015 and December 31, 2014, the Group had the following investments in joint ventures and associates accounted for by the equity method:

	Ownership as of
	September 30, 2015	September 30, 2015		December 31, 2014
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") (1)	33.3%	Ps.	538,523	Ps.	576,179
Televisa CJ Grand, S.A. de C.V.	50%		83,907		-
Associates:
UHI (2)	10%		5,510,193		3,507,390
Imagina	19.9%		1,689,782		-
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, "OCEN") (3)	40%		920,813		867,362
Other			81,327		81,516
		Ps.	8,824,545	Ps.	5,032,447

(1)
A subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of September 30, 2015, GTAC had used a principal amount of Ps.628,683, under this credit facility. During 2015, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate amount of Ps.99,018. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.246,019, with an annual interest of TIIE plus 200 basis points payable on a monthly basis and principal maturities through 2023, 2024 and 2025. The net investment in GTAC as of September 30, 2015 and December 31, 2014, include amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.641,684 and Ps.677,315, respectively.

(2)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group's ability to exercise significant influence over UHI's operations. The Group has determined it has the ability to exercise significant influence over the operating and financial policies of UHI because as of September 30, 2015 , the Group (i) owned 1,110,382 Class C shares of common stock of UHI, representing 10% of the outstanding total shares of UHI as of that date; (ii) held Warrants exercisable for new classes of common stock of UHI  equivalent to approximately 26% equity stake of UHI on a fully diluted basis, subject to certain conditions, laws and regulations; (iii)  had three of 17 current members of the Board of Directors of UHI; and (iv) held program license agreements, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States ("Program License Agreement"), and the Group has the right to broadcast certain Univision's content in Mexico ("Mexican License Agreement"), through the later of 2025 (2030 upon consummation of a proposed public offering of shares of UHI) or seven and one-half years after the Group has sold two-thirds of its initial investment in UHI made in December 2010.

(3)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. The investment in OCEN includes a goodwill of Ps.359,613 as of September 30, 2015 and December 31, 2014.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of September 30, 2015 and December 31, 2014, consisted of:

	September 30, 2015		December 31, 2014
Buildings	Ps.	8,565,028	Ps.	8,464,531
Building improvements		287,684		339,828
Technical equipment		94,191,798		79,921,698
Satellite transponders		7,869,492		7,869,492
Furniture and fixtures		980,135		907,006
Transportation equipment		2,521,418		2,054,309
Computer equipment		6,201,652		5,962,735
Leasehold improvements		2,094,849		1,641,527
		122,712,056		107,161,126
Accumulated depreciation		(65,339,105)		(57,539,568)
		57,372,951		49,621,558
Land		4,649,233		4,627,984
Construction and projects in progress		8,483,582		7,759,966
	Ps.	70,505,766	Ps.	62,009,508

Depreciation charged to income for the nine months ended September 30, 2015 and 2014 was Ps.8,957,191 and Ps.7,326,591, respectively.

During the nine months ended September 30, 2015, the Group invested Ps.16,518,042 in property plant and equipment as capital expenditures.

7.	Intangible Assets, Net

The balances of intangible assets as of September 30, 2015 and December 31, 2014, were as follows:
	September 30, 2015						December 31, 2014
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,346,424					Ps.	9,322,773
Trademarks						938,004						2,501,227
Concessions						15,213,983						11,345,717
Intangible assets with finite useful lives:
Trademarks	Ps.	1,772,096	Ps.	(73,167)		1,698,929						-
Licenses and software		5,030,144		(3,181,746)		1,848,398	Ps.	4,575,490	Ps.	(2,576,795)		1,998,695
Subscriber lists		6,207,693		(3,261,546)		2,946,147		4,973,885		(2,492,101)		2,481,784
Other intangible assets		3,208,803		(1,889,462)		1,319,341		2,290,663		(1,162,445)		1,128,218
	Ps.	16,218,736	Ps.	(8,405,921)	Ps.	38,311,226	Ps.	11,840,038	Ps.	(6,231,341)	Ps.	28,778,414

Amortization charged to income for the nine months ended September 30, 2015 and 2014 was Ps.1,782,632 and Ps.854,706, respectively.

In the third quarter of 2015, the Company's management revised the useful life of trademarks to determine whether events and circumstances continue to support an indefinite useful life for such intangible assets. As a result of such review, the Company's management has identified certain businesses in its Telecommunications segment that are migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced telecommunications service packages offered to current and new subscribers, and has estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for certain acquired trademarks in its Telecommunications segment, and began to amortize the related carrying value of those trademarks when the migration is started in an estimated useful life of four years.

8.	Debt and Finance Lease Obligations

Debt and finance lease obligations outstanding as of September 30, 2015 and December 31, 2014, were as follows:

							September 30, 2015		December 31, 2014
	Principal		Interest Payable		Finance Costs		Total		Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	8,465,950	Ps.	186,251	Ps.	(17,902)	Ps.	8,634,299	Ps.	7,409,378
6.625% Senior Notes due 2025 (1)		10,159,140		22,435		(363,940)		9,817,635		8,630,357
8.50% Senior Notes due 2032 (1)		5,079,570		23,987		(29,143)		5,074,414		4,512,938
6.625% Senior Notes due 2040 (1)		10,159,140		142,087		(153,923)		10,147,304		8,968,642
5% Senior Notes due 2045 (1)		16,931,900		333,934		(501,762)		16,764,072		14,353,463
Total U.S. dollar debt		50,795,700		708,694		(1,066,670)		50,437,724		43,874,778
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		321,850		(35,854)		10,285,996		10,100,307
TIIE + 0.35% Notes due 2021 (2)		6,000,000		3,680		(11,551)		5,992,129		5,994,805
TIIE + 0.35% Notes due 2022 (2)		5,000,000		1,020		(11,490)		4,989,530
8.49% Senior Notes due 2037 (1)		4,500,000		130,533		(15,709)		4,614,824		4,518,767
7.25% Senior Notes due 2043 (1)		6,500,000		178,029		(65,525)		6,612,504		6,492,913
Bank loans		4,782,000		50		(3,664)		4,778,386		5,879,128
Bank loans (Sky)		–		–		–		–		3,513,851
Bank loans (TVI)		2,457,937		2,101		(6,313)		2,453,725		1,598,006
Total Mexican peso debt		39,239,937		637,263		(150,106)		39,727,094		38,097,777
Total debt (3)		90,035,637		1,345,957		(1,216,776)		90,164,818		81,972,555
Less: Short-term debt and current portion of long- term debt		2,981,600		1,345,957		(3,309)		4,324,248		1,312,052
Long-term debt, net of current portion	Ps.	87,054,037	Ps.	–	Ps.	(1,213,467)	Ps.	85,840,570	Ps.	80,660,503
Finance lease obligations:
Satellite transponder lease obligation	Ps.	4,863,428	Ps.	–	Ps.	–	Ps.	4,863,428	Ps.	4,401,423
Other		967,007		–		–		967,007		908,122
Total finance lease obligations		5,830,435		--		–		5,830,435		5,309,545
Less: Current portion		503,983		–		–		503,983		502,166
Finance lease obligations, net of current portion	Ps.	5,326,452	Ps.	–	Ps.	–	Ps.	5,326,452	Ps.	4,807,379

(1)
These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest on the Senior Notes due 2018, 2025, 2032, 2037, 2040, 2043 and 2045, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% and 5.26% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2037, 2040 and 2043, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group's content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2032, 2037, 2040 and 2045 are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV").

(2)
Interest on these Notes ("Certificados Bursátiles") is payable semi-annually for Notes due 2020 and every 28 days for Notes due 2021 and 2022. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's board of directors, and engaged in the Group's content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
Total debt is presented net of unamortized finance costs as of September 30, 2015 and December 31, 2014, in the aggregate amount of Ps.1,216,776 and Ps.1,268,856, respectively, and includes interest payable in the aggregate amount of Ps.1,345,957 and Ps.974,904 as of September 30, 2015 and December 31, 2014, respectively.

In January 2015, the Group prepaid the principal amount and related accrued interest of a peso-denominated long-term bank loan previously entered into by Telecable, the telecommunications company acquired by the Group in January 2015, in the aggregate amount of Ps.507,362. This prepayment was funded primarily with cash provided by a long-term bank loan arranged by the Company with a Mexican bank in the principal amount of Ps.500,000, with a maturity in 2016, and annual interest of the 28-day interbank equilibrium interest rate ("Tasa de Interés Interbancaria de Equilibrio" or "TIIE") plus a range between 0 and 80 basis points.

In May 2015, the Company concluded an offering of Ps.5,000,000 aggregate principal amount of local bonds ("Certificados Bursátiles") due 2022 with an annual interest rate of the 28-day TIIE plus 35 basis points, which was registered with the CNBV.

During the first half of 2015, TVI refinanced an outstanding long-term loan in the principal amount of Ps.722,020, with an original maturity in 2016, and incurred additional long-term debt in the aggregate principal amount of Ps.750,000. The refinanced and additional long-term debt of TVI matures in 2019 (Ps.250,000), 2020 (Ps.250,000) and 2022 (Ps.972,020) with an annual interest rate of the 28-day TIIE plus a range between 130 and 140 basis points, which is payable on a monthly basis.

In June 2015, the Company and Sky prepaid peso-denominated long-term bank loans in the aggregate principal amount of Ps.1,600,000 and Ps.3,500,000, respectively, with original principal maturities between 2016 and 2021. The aggregate amount paid by the Company and Sky amounted to Ps.1,814,312 and Ps.3,651,712, respectively, which included related accrued interest, the settlement of a related derivative contract, and fees. The prepayment of Sky was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis.

9.	Financial Instruments

The Group's financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents; temporary investments; accounts and notes receivable; a long-term loan receivable from GTAC; Convertible Debentures issued by UHI with an option to convert these debentures into common stock of UHI, which were converted in July 2015 into Warrants that are exercisable for UHI's common stock; debt securities classified as held-to-maturity investments; investments in securities in the form of an open-ended fund classified as available-for-sale investments; accounts payable; debt; and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities are based on quoted market prices.

The fair value of the long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group's non-derivative financial instruments as of September 30, 2015 and December 31, 2014, were as follows:

	September 30, 2015				December 31, 2014
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:

Temporary investments	Ps.	4,976,959	Ps.	4,976,959	Ps.	4,788,585	Ps.	4,788,585
Trade notes and accounts receivable, net		13,765,865		13,765,865		21,087,163		21,087,163
Convertible Debentures due 2025 issued by UHI (see Note 4)		-		-		10,421,478		10,421,478
Embedded derivative in Convertible Debentures issued by UHI (see Note 4)		-		-		17,447,857		17,447,857
Warrants issued by UHI		31,271,573		31,271,573		-		-
Long-term loan and interest receivable from GTAC (see Note 5)		641,684		643,442		677,315		675,198
Held-to-maturity investments (see Note 4)		347,399		347,449		461,047		460,236
Shares of common stock of Imagina (see Note 4)		-		-		836,037		836,037
Available-for-sale investments (see Note 4)		5,822,947		5,822,947		5,511,768		5,511,768

Liabilities:

Senior Notes due 2018, 2025, 2032 and 2040	Ps.	33,863,800	Ps.	39,160,115	Ps.	29,522,600	Ps.	36,225,101
Senior Notes due 2045		16,931,900		15,043,147		14,761,300		15,015,785
Senior Notes due 2037 and 2043		11,000,000		9,679,905		11,000,000		10,283,880
Notes due 2020		10,000,000		10,515,900		10,000,000		10,469,000
Notes due 2021		6,000,000		6,013,320		6,000,000		6,012,300
Notes due 2022		5,000,000		4,991,100		-		-
Short-term loans and long-term notes payable to Mexican banks		7,239,937		7,314,668		10,982,607		11,413,185
Finance lease obligations		5,830,435		5,034,782		5,236,046		4,920,298

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group's derivative financial instruments as of September 30, 2015 and December 31, 2014, were as follows:
September 30, 2015:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options	Ps.	626	Ps.	U.S.15,000	November 2015
Total assets	Ps.	626

Liabilities:
Derivatives not recorded as accounting hedges:
TVI's interest rate swap		10,545	Ps.	2,068,787	February 2016 and May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		133,040	Ps.	2,500,000	March 2018
Interest rate swap		110,591	Ps.	6,000,000	April 2021
Interest rate swap		4,732	Ps.	1,000,000	May 2022
Total liabilities	Ps.	258,908

December 31, 2014:
Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date
Assets:
Derivatives not recorded as accounting hedges:
Options	Ps.	2,894	Ps.	U.S.135,000	November 2015
Total assets	Ps.	2,894

Liabilities:
Derivatives not recorded as accounting hedges:
Sky's interest rate swap	Ps.	79,939	Ps.	1,400,000	April 2016
TVI's interest rate swap		10,376	Ps.	1,567,607	February 2016 and July 2019
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		175,025	Ps.	2,500,000	March 2018
Interest rate swap		69,762	Ps.	3,000,000	April 2021
Total liabilities	Ps.	335,102

10.	Capital Stock, Stock Purchase Plan and Long-term Retention Plan

At September 30, 2015, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company's Trust(2)	Outstanding
Series "A" Shares	123,273.9	(7,866.3)	115,407.6
Series "B" Shares	58,982.9	(5,643.8)	53,339.1
Series "D" Shares	90,086.5	(5,228.9)	84,857.6
Series "L" Shares	90,086.5	(5,228.9)	84,857.6
Total	362,429.8	(23,967.9)	338,461.9
Shares in the form of CPOs	301,145.5	(17,479.6)	283,665.9
Shares not in the form of CPOs	61,284.3	(6,488.3)	54,796.0
Total	362,429.8	(23,967.9)	338,461.9
CPOs	2,573.9	(149.4)	2,424.5

(1)	As of September 30, 2015, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)	In connection with the Company's Stock Purchase Plan and Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2015 and 2014, is presented as follows (in millions):

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired by a Company's trust	(518.7)	(456.5)	(726.1)	(726.1)	(2,427.4)	(20.7)
Released by the stock plan	889.8	464.7	739.3	739.3	2,833.1	21.1
As of September 30, 2015	115,407.6	53,339.1	84,857.6	84,857.6	338,461.9	2,424.5

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2014	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5
Acquired by a Company's trust	(3.4)	(3.0)	(4.7)	(4.7)	(15.8)	(0.1)
Repurchased by the Company	-		-	-	-	-
Released by the stock plan	910.1	473.0	752.5	752.5	2,888.1	21.5
As of September 30, 2014	115,104.2	53,390.5	84,939.3	84,939.3	338,373.3	2,426.9

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired by a Company's trust	(518.7)	(456.5)	(726.1)	(726.1)	(2,427.4)	(20.7)
Released by the stock plan	889.8	464.7	739.3	739.3	2,833.1	21.1
As of September 30, 2015	115,407.6	53,339.1	84,857.6	84,857.6	338,461.9	2,424.5

	Series "A" Shares	Series "B" Shares	Series "D" Shares	Series "L" Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2014	114,197.5	52,920.5	84,191.5	84,191.5	335,501.0	2,405.5
Acquired by a Company's trust	(3.4)	(3.0)	(4.7)	(4.7)	(15.8)	(0.1)
Repurchased by the Company	-		-	-	-	-
Released by the stock plan	910.1	473.0	752.5	752.5	2,888.1	21.5
As of September 30, 2014	115,104.2	53,390.5	84,939.3	84,939.3	338,373.3	2,426.9

Stock Purchase Plan and Long-term Retention Plan

During the nine months ended September 30, 2015, the trust for the Long-term Retention Plan (i) acquired 2,427.5 million shares of the Company, in the form of 20.7 million CPOs, in the amount of Ps.2,184,345; and (ii) released 2,471.4 million shares in the form of 21.1 million CPOs, and 361.7 million Series "A" Shares, in the aggregate amount of Ps.848,883, in connection with the Long-term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.863,234 for the nine months ended September 30, 2015, which amount was reflected in consolidated operating income as administrative expense.

11.	Retained Earnings

As of September 30, 2015 and December 31, 2014, the Company's legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2015, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L", not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192.

12.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2015 and December 31, 2014, were as follows:

	September 30, 2015		December 31, 2014
Current receivables:
UHI, including Univision	Ps.	-	Ps.	535,661
Grupo TV Promo, S.A. de C.V.		-		201,060
GSF, including Iusacell		-		57,703
Other		99,903		108,828
	Ps.	99,903	Ps.	903,252

Current payables:
UHI, including Univision	Ps.	364,370	Ps.	-
DirecTV Group, Inc.		118,769		289,900
Other		2,408		8,564
	Ps.	485,547	Ps.	298,464

        In the nine months ended September 30, 2015 and 2014, royalty revenue from Univision amounted to Ps.3,626,107 and Ps.3,105,373, respectively, and interest income from UHI amounted to Ps.142,010 and Ps.165,985, respectively.

In March 2015, the Group recognized in consolidated other income, net, a non-recurring income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI as a consideration for the conversion of the Group's former investment in Debentures into Warrants that are exercisable for UHI's common stock (see Notes 3 and 4).

13.	Finance Income (Expense)

Finance income (expense) for the nine months ended September 30, 2015 and 2014, included:

	2015		2014
Interest expense	Ps.	(4,565,509)	Ps.	(4,056,896)
Foreign exchange loss, net		(1,967,630)		(365,988)
Finance expense		(6,533,139)		(4,422,884)
Interest income (2)		766,191		891,944
Other finance income, net (1)		7,591,074		738,756
Finance income		8,357,265		1,630,700
Finance income (expense), net	Ps.	1,824,126	Ps.	(2,792,184)

(1)
This line item included a cash amount of U.S.$135.1 million (Ps.2,194,981) received as a consideration for the conversion of Debentures issued by UHI into Warrants that are exercisable for UHI's common stock, and a Ps.4,718,175 reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of such debentures, for the nine months ended September 30, 2015. It also included a gain in change of fair value from an embedded derivative in a host contract related to the Group's former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196 and Ps.880,938 for the nine months ended September 30, 2015 and 2014, respectively.

(2)
This line item included interest income from the Group's investment in Debentures issued by UHI in the aggregate amount of Ps.142,010 for the nine months ended September 30, 2015, and interest income from the Group's investments in Convertible Debentures issued by UHI and Ares in the aggregate amount of Ps.387,977 for the nine months ended September 30, 2014.

14.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings.

The analysis of deferred tax assets and liabilities is as follows:
	September 30, 2015		December 31, 2014
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	Ps.	10,000,572	Ps.	10,000,572
Deferred tax assets to be recovered within 12 months		3,673,866		3,906,937

Deferred tax liabilities:
Deferred tax liabilities to be paid after more than 12 months		(5,099,941)		(5,485,297)
Deferred tax liabilities to be paid within 12 months		(9,980)		(104,944)
Deferred tax assets, net	Ps.	8,564,517	Ps.	8,317,268

The deferred taxes as of September 30, 2015 and December 31, 2014, were principally derived from the following temporary differences:

	September 30, 2015		December 31, 2014
Assets:
Accrued liabilities	Ps.	1,384,681	Ps.	1,284,458
Allowance for doubtful accounts		917,269		917,269
Customer advances		2,028,766		2,186,836
Prepaid expenses and other items		458,276		297,836
Liabilities:
Investments		(358,033)		(443,538)
Property, plant and equipment, net		(149,173)		(202,002)
Derivative financial instruments		(22,571)		(152,491)
Intangible assets and transmission rights		(3,084,727)		(2,961,129)
Deferred income taxes of Mexican companies		1,174,488		927,239
Deferred income taxes of foreign subsidiaries		200,410		200,410
Asset tax		435,265		435,265
Tax loss carryforwards		6,754,354		6,754,354
Deferred income tax asset, net	Ps.	8,564,517	Ps.	8,317,268

15.	Earnings per CPO/Share

At September 30, 2015 and 2014 the weighted average of outstanding total shares, CPOs and Series "A", Series "B", Series "D" and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	September 30, 2015	September 30, 2014
Total Shares	338,231,205	337,316,998
CPOs	2,423,656	2,418,968
Shares not in the form of CPO units:
Series "A" Shares	54,662,750	54,297,042
Series "B" Shares	187	187
Series "D" Shares	239	239
Series "L" Shares	239	239

Basic earnings per CPO and per each Series "A", Series "B", Series "D" and Series "L" Share (not in the form of a CPO unit) for the nine months ended September 30, 2015 and 2014, are presented as follows:

	2015				2014
	Per CPO		Per Each Series "A", "B", "D" and "L" Share		Per CPO		Per Each Series "A", "B", "D" and "L" Share
Net income attributable to stockholders of the Company	Ps.	3.23	Ps.	0.03	Ps.	1.00	Ps.	0.01

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	September 30, 2015	September 30, 2014
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series "A" Shares	58,926,613	58,926,613
Series "B" Shares	2,357,208	2,357,208
Series "D" Shares	239	239
Series "L" Shares	239	239

Diluted earnings per CPO and per each Series "A", Series "B", Series "D" and Series "L" Share (not in the form of a CPO unit) for the nine months ended September 30, 2015 and 2014, are presented as follows:

	2015		2014
	Per CPO	Per Each Series "A", "B", "D" and "L" Share	Per CPO	Per Each Series "A", "B", "D" and "L" Share
Net income attributable to stockholders of the Company	$3.01	$0.03	$0.93	$0.01

16. Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the nine months ended September 30:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
September 30, 2015:
Content	Ps.	23,569,178	Ps.	916,476	Ps.	22,652,702	Ps.	10,009,183
Sky		14,241,034		89,145		14,151,889		6,755,189
Telecommunications (1)		20,918,369		109,706		20,808,663		8,395,415
Other Businesses		5,823,873		336,426		5,487,447		608,908
Segment totals		64,552,454		1,451,753		63,100,701		25,768,695
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,451,753)		(1,451,753)		-		(1,420,971)
Depreciation and amortization expense		-		-		-		(10,739,823)
Consolidated total before other income, net		63,100,701		-		63,100,701		13,607,901	(2)
Other income, net		-		-		-		34,958
Consolidated total	Ps.	63,100,701	Ps.	-	Ps.	63,100,701	Ps.	13,642,859	(3)

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
September 30, 2014:
Content	Ps.	23,739,191	Ps.	785,520	Ps.	22,953,671	Ps.	10,399,716
Sky		13,009,152		10,619		12,998,533		6,166,605
Telecommunications		14,709,448		88,342		14,621,106		5,387,029
Other Businesses		5,670,925		146,088		5,524,837		454,227
Segment totals		57,128,716		1,030,569		56,098,147		22,407,577
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,030,569)		(1,030,569)		-		(1,056,754)
Depreciation and amortization expense		-		-		-		(8,181,297)
Consolidated total before other expense, net		56,098,147		-		56,098,147		13,169,526 (2)
Other expense, net		-		-		-		(4,759,838)
Consolidated total	Ps.	56,098,147	Ps.	-	Ps.	56,098,147	Ps.	8,409,688 (3)

(1)
Cablecom and Telecable contributed total revenues and segment income to the Group's Telecommunications segment for the nine months ended September 30, 2015, in the aggregate amount of Ps.4,776,077 and Ps.2,297,849, respectively, as the Group began to consolidate the Cablecom and Telecable results of operations beginning in September 2014 and January 2015, respectively (see Note 3).

(2)	Consolidated total represents income before other income (expense).
(3)	Consolidated total represents consolidated operating income.

Seasonality of Operations

The Group's results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2014 and 2013, the Group recognized 30.0% and 29.1%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group's costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

The consolidates net income attributable to stockholders of the company for each of the four quarters in the period ended September 30, 2015, is presented as follows:

Quarter	Quarter		Accumulated
4th / 14	Ps.	2,504,254	Ps.	5,386,905
1st / 14		1,453,445		1,453,445
2nd / 15		1,328,732		2,782,177
3rd / 15		6,545,753		9,327,930

17.	Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group does not have substantial power in such market. Although this resolution is final at the administrative level, the Company's management cannot guarantee this resolution may not be challenged and whether such challenge may stand on its merits.

There are several legal actions and claims pending against the Group which are filed in the ordinary course of business. In the opinion of the Company's management, none of these actions and claims is expected to have a material adverse effect on the Group's financial statements as a whole; however, the Company's management is unable to predict the outcome of any of these legal actions and claims.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTION OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	58,856

2	UNIVISION HOLDINGS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	1,110,382	10.03	4,280,342	5,510,193

3	IMAGINA MEDIA AUDIOVISUAL, S.L.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	76,196,993	19.89	1,689,782	1,689,782

4	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	8,627

5	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	199

6	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	538,523

7	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	920,813

8	OLLIN VFX, S.A.P.I. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	13,333

9	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	49.97	312	312

10	TELEVISA, CJ, GRAND, S.A. DE C.V.	DIRECT SALES BY T.V.	10	50	108,750	83,907

	TOTAL INVESTMENT IN ASSOCIATES				7,384,224	8,824,545

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5		624,421	1,249,132	624,132
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	2,400	7,200	9,075	9,325
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	16,146	47,474	64,796	64,796	212,249
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40					299,164
BANCO SANTANDER, S.A	NO	9/29/2014	9/29/2016	TIIE+.70		1,780,966
BANCO SANTANDER, S.A	NO	1/30/2015	9/29/2016	TIIE+.35		499,684
BANCO SANTANDER, S.A	NO	5/8/2015	5/7/2020	TIIE+1.30						249,570
BANCO SANTANDER, S.A	NO	1/8/2015	9/10/2019	TIIE+1.40					249,383
BANCO MERCANTIL DEL NORTE, S.A	NO	5/15/2015	4/30/2022	TIIE+1.30			70,763	169,830	169,830	809,624
OTHER
TOTAL BANKS					18,546	2,959,745	1,393,766	868,083	930,626	1,059,194	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,484,291
NOTES	NO	10/14/2010	10/1/2020	7.38						9,964,146
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.62						6,434,475
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35						5,988,449
NOTES	NO	5/11/2015	5/2/2022	TIIE+.35						4,988,510
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31										8,448,048
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												9,795,200
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												5,050,427
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												10,005,217
SENIOR NOTES	YES	5/13/2014	5/13/2045	5.26												16,430,138
SECURED					0	0	0	0	0	31,859,871	0	0	0	8,448,048	0	41,280,982
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		249
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020			97,384	87,056	88,359	90,088	92,193
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		6,950	20,931	26,067	25,652	22,140	1,525
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	12/1/2015		2,414
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		336		125	127	129	544
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	11/1/2014	7/1/2021		5,282	16,424	25,810	15,017	23,527
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	6/1/2015	1/1/2024		5,131	5,440	5,435	6,230	5,775	31,857
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								64,017	199,192	283,079	304,450	327,433	3,685,257
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								847
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021								24,039	9,970	20,884	24,602	25,566	80,899
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017								723	3,354	4,181
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016								10,836	21,384
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022								6,077	3,003	2,633	3,427	3,503	12,882
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					20,362	140,179	144,493	135,385	141,659	126,119	106,539	236,903	310,777	332,479	356,502	3,779,038

SUPPLIERS
VARIOUS	NO	9/1/2015	9/30/2016			11,391,894
VARIOUS	YES	9/1/2015	9/30/2016									6,072,220
TOTAL SUPPLIERS					0	11,391,894	0	0	0	0	0	6,072,220	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					15,172,183	677	2,875	0	427,733
TRANSMISSION RIGHTS	NO						138,251	14,563	10,650	62,666
CUSTOMER DEPOSITS AND ADVANCES	NO						828,282
2010 AND 2014 MEXICAN TAX REFORM	NO						801,726	1,457,864	1,404,945	2,566,598
DERIVATIVE FINANCIAL INSTRUMENTS	NO							133,040	3,610	118,585
VARIOUS	YES											1,784,688				112,674
TRANSMISSION RIGHTS	YES												816,534	378,859	207,315	542,840
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	15,172,183	1,768,936	1,608,342	1,419,205	3,175,582	0	1,784,688	816,534	378,859	207,315	655,514

TOTAL					38,908	29,664,001	3,307,195	2,611,810	2,491,490	36,220,766	106,539	8,093,811	1,127,311	9,159,386	563,817	45,715,534

NOTES

  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

                                      $      16.9319     PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.154,272 AND PS.2,613,652, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.1,216,776.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

MONETARY ASSETS	3,478,571	58,898,816	180,484	3,055,937	61,954,753

CURRENT	1,454,972	24,635,440	116,196	1,967,419	26,602,859

NON-CURRENT	2,023,599	34,263,376	64,288	1,088,518	35,351,894

LIABILITIES POSITION	3,851,495	64,146,459	45,725	774,211	64,920,670

CURRENT	453,855	7,684,627	39,570	669,995	8,354,622

NON-CURRENT	3,397,640	56,461,832	6,155	104,216	56,566,048

NET BALANCE	(372,924)	(5,247,643)	134,759	2,281,726	(2,965,917)

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	16.9319	PESOS PER U.S. DOLLAR
	18.9146	PESOS PER EURO
	12.6884	PESOS PER CANADIAN DOLLAR
	1.7975	PESOS PER ARGENTINEAN PESO
	0.5829	PESOS PER URUGUAYAN PESO
	0.0243	PESOS PER CHILEAN PESO
	0.0054	PESOS PER COLOMBIAN PESO
	5.2994	PESOS PER PERUVIAN NUEVO SOL
	17.3801	PESOS PER SWISS FRANC
	2.6876	PESOS PER STRONG BOLIVAR
	4.2457	PESOS PER BRAZILIAN REAL
	25.6001	PESOS PER STERLING LIBRA
	2.6641	PESOS PER CHINESE YUAN
	2.0200	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION AND U.S.$1,000 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020, 2021 AND 2022 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, PS.6,000 MILLION, AND PS.5,000 MILLION, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.2,500 MILLION, AND MATURITIES BETWEEN 2016 AND 2018, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVECOVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH FOUR MEXICAN BANKS FOR  AN AGGREGATE PRINCIPAL AMOUNT OF $2,458 MILLION AS OF SEPTEMBER 30, 2015 AND MATURITIES BETWEEN 2015 AND 2022, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2015, THE GROUP HAS COMPLIED WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS  RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,440,428)

CONTENT:
ADVERTISING		14,970,742			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMERCIALIZADORA DE LACTEOS Y DERIVADOS, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE CONCENTRATE MANUFACTURING COMPANY OF IRELAND
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					ANHEUSER-BUSCH MÉXICO HOLDING, S. DE R.L. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,837,489			MEGA CABLE, S.A. DE C.V.
LICENSING AND SYNDICATIONS		562,598			VARIOUS

SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		12,888,092		SKY	SUBSCRIBERS
PAY PER VIEW		158,726
CHANNEL COMMERCIALIZATION		239,577			WDC MÉXICO S. DE R.L. DE C.V.

TELECOMMUNICATIONS (INCLUDES
LEASING OF SET-TOP EQUIPMENT):
DIGITAL SERVICE		9,092,585		CABLEVISIÓN, CABLEMÁS, TVI,	SUBSCRIBERS
INTERNET SERVICES		5,455,420		CABLECOM, IZZI, TELECABLE
SERVICE INSTALLATION		85,362
PAY PER VIEW		38,369
CHANNEL COMMERCIALIZATION		405,186			MULTILMEDIOS S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					MEDIA SOLUTIONS DE MONTERREY, S.A. DE C.V.
					COPPEL, S.A. DE C.V.
TELEPHONY		2,361,068
TELECOMMUNICATIONS		2,927,056		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		204,725

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	18,635	378,583		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		450,400			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					NUEVA WAL MART DE MÉXICO, S. DE R.L. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					PERFUMERIE VERSAILLES, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
OTHER INCOME		11,134			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		346,630			TENEDORA DE CINES, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					OPERADORA CINEMEX DE MÉXICO, S.A. DE C.V.
					GRUPO CINEMAS DEL PACIFICO, S.A. DE C.V.
					AMOR POR EL CINE , S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		855,388		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
					PVH MÉXICO, S.A. DE C.V.
GAMING		1,780,586		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		537,800			HAVAS MEDIA, S.A DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
PUBLISHING DISTRIBUTION	5,900	159,051		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				GLAMOUR MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		237,352			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		773,032			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV

LICENSING AND SYNDICATIONS		5,054,070		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		96,767		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,923			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		133,895			INITIATIVE MEDIA, INC.
					M PARAMOUNT & TEAM DETROIT
					GROUP M MATRIX
SKY (INCLUDES LEASING OF SET-TOP
EQUIPMENT).
DTH BROADCAST SATELLITE		954,639		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		348,598		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	21,527	451,161		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		579,746			MEDIACOM MIAMI
					MCCANN ERICKSON N.Y.
					MEDIA PLANNING, S.A.
					R.C.N. TELEVISIÓN S.A.
PUBLISHING DISTRIBUTION:	2,143	64,682		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				AXXIS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HISTORIAS NATIONAL GEOGRAPHIC MAGAZINE
				15 MINUTOS MAGAZINE
				GLAMOUR MAGAZINE
RENTALS OF MOVIE FILMS		110,022			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(11,325)

TOTAL	48,205	63,100,701

ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTIC OF THE SHARES

CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	115,407,614,192	0	115,407,614,192	0	848,428	0
B	0.00000	0	53,339,082,543	0	53,339,082,543	0	405,948	0
D	0.00000	0	84,857,573,096	0	84,857,573,096	0	620,017	0
L	0.00000	0	84,857,573,096	0	0	84,857,573,096	620,017	0
TOTAL			338,461,842,927	0	253,604,269,831	84,857,573,096	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							338,461,842,927

NOTES:
 THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 10 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

11060060: AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,941,725 AND PS.4,851,722, RESPECTIVELY.

12080050: AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.8,766,074 AND PS.8,994,398, RESPECTIVELY.

91000010: AT SEPTEMBER 30, 2015 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.154,272 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS"

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i.            Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2015, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2015, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from July to September 2015, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.
ii.            General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.
iii.            Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its financial derivatives.

As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.
iv.            Explanation as to any change in the issuer's exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer's management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer's results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.
Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company's results or cash flows.
As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.	During the relevant quarter, three "Knock-out Option Call" agreements through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred U.S. Dollars 00/100) by paying premiums, expired. These options were entered in December 2012 and expired in July and September 2015, without being exercised by Televisa.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.            Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2015
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (3)	Previous Quarter (4)	Current Quarter D(H) (3)	Previous Quarter D(H) (4)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(133,040)	(154,672)	Monthly interest 2015-2018	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	(110,591)	(110,220)	Monthly interest 2015-2021	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 1,000,000	TIIE 28 days / 5.9075%	TIIE 28 days / 5.9075%	(4,732)	(773)	Monthly interest 2015-2022	Does not exist (5)
FX Options (1)	Hedging	USD 15,000	USD 15,000	USD 67,500	626	218	2015	Does not exist (5)
Interest Rate Swap (2)	Hedging	Ps.2,068,787	TIIE 28 days / 5.148%	TIIE 28 days / 5.063%	(10,545)	(9,175)	Monthly Interest 2015-2022	Does not exist (5)
					(258,282)	(274,622)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as September 30, 2015, included in the relevant SIFIC, is as follows:

	11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	626
	21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(3,673)
	22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(255,235)
			Ps.	(258,282)

(4)	Information for as of June 30 2015.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2015
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE SECOND QUARTER OF 2015, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 22, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 27, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel